Progress Energy Ltd.

Suite 1400, 440 - 2 Avenue SW, Calgary, Alberta, Canada T2P 5E9 Telephone 403-216-2510 Fax 403-216-2514

Progress

[redacted]

02049166

August 9, 2002

SUPPL

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: **File No. 82-34671**

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our shareholders in Canada:

2002 Second Quarter Report

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Steven A. Allaire
Vice President, Finance,
Chief Financial Officer &
Corporate Secretary

Attachment

Progress

2002 QUARTERLY REPORT TO THE SHAREHOLDERS

FOR THE SIX MONTHS ENDING
JUNE 30, 2002

PROGRESS REPORTS Q2 RESULTS – COMMENCES DRILLING PROGRAM

HIGHLIGHTS		Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Financial	*($ thousands, except per share amounts)*				
	Gross revenue	**7,905**	9,508	**14,004**	19,621
	Cash flow from operations	**4,064**	4,682	**7,413**	10,054
	Basic per share	**0.17**	0.25	**0.32**	0.55
	Diluted per share	**0.16**	0.25	**0.30**	0.53
	Net earnings	**357**	2,450	**517**	5,085
	Basic per share	**0.02**	0.13	**0.02**	0.28
	Diluted per share	**0.01**	0.13	**0.02**	0.27
	Capital expenditures	**4,848**	2,516	**9,835**	9,723
	Campion acquisition	**20,518**	-	**20,518**	-
	Net debt	**36,980**	21,908	**36,980**	21,908
Operations	Production				
	Crude oil and liquids *(bbls/d)*	**1,670**	1,728	**1,690**	1,811
	Natural gas *(mcf/d)*	**11,300**	7,735	**9,700**	6,193
	Total production *(boe/d @ 6:1)*	**3,553**	3,017	**3,307**	2,843
	Average sales price *(after hedging)*				
	Crude oil and liquids *($/bbls)*	**29.11**	35.20	**26.91**	36.54
	Natural gas *($/mcf)*	**3.38**	5.64	**3.29**	6.82
	Netback per boe *(6:1) ($)*				
	Petroleum and natural gas sales	**24.45**	34.63	**23.40**	38.13
	Royalties	**3.11**	6.58	**3.36**	7.94
	Operating expenses	**4.85**	4.65	**4.62**	4.67
	Operating netback	**16.49**	23.40	**15.42**	25.52

ACCOMPLISHMENTS

- Closed Campion acquisition effective June 3, 2002 establishing production operations in the new Fort St. John growth area.
- Drilled and cased exploration discoveries in each of our two new core areas.
- Continued to grow our undeveloped land inventory in West Central Alberta with the addition of 45,000 acres bringing the total controlled position to 92,000 acres.
- Increased production to exit the quarter at over 5000 boepd (19 mmcf/d and 1,900 bbls/d).
- Added key technical specialists to complement our team.

Progress is listed on the Toronto Stock Exchange, symbol PGX

For more information contact: David Johnson, President & CEO or Steven Allaire, Vice President Finance & CFO
Tel: (403) 216-2510 or Fax: (403) 216-2514 www.progressenergy.com

ACQUISITION OF CAMPION RESOURCES LTD.

On April 15, 2002 Progress announced that it had entered into an agreement whereby Progress would offer to purchase all of the issued and outstanding common shares of Campion Resources Ltd. ("Campion"). The consideration offered was 0.40 of a Progress common share for each Campion common share. On June 3, 2002, Progress acquired all of the outstanding shares of Campion and issued 3,634,770 common shares. The results of operations for the three months ended June 30, 2002 include the results of Campion Resources Ltd. from June 3, 2002. The Campion acquisition has established an entry point into the new core area of Fort St. John, British Columbia and is contributing to the growth of our central Alberta area.

PRODUCTION

On a barrel of oil equivalent basis the production for the second quarter of 2002 was 3,553 boe per day compared to 3,017 boe per day during the same quarter of 2001. Oil and liquids production for the three months ended June 30, 2002 averaged 1,670 bbls per days compared to 1,811 bbls per day during the same period in 2001. Natural gas production increased to 11,300 mcf per day compared to 7,735 mcf per day in the second quarter of 2001. Oil and liquids production for the six months ended June 30, 2002 averaged 1,690 bbls per days compared to 1,811 bbls per day during the same period in 2001. Natural gas production for the six months ended June 30, 2002 increased to 9,700 mcf per day compared to 6,193 mcf per day in the same period in 2001.

Production at the end of the second quarter reached 5,000 boepd comprised of approximately 1,900 bbls per day of liquids and 19,000 mcf per day of natural gas.

During the upcoming third quarter the Company will experience annual planned plant turnarounds in northeastern British Columbia. Both the Duke Energy McMahon and Fort Nelson processing plants will be down for approximately fifteen days each at various times during the quarter. The net effect as a result of these turnarounds is expected to be approximately 1,500 mcf per day on the entire quarter.

OPERATIONS

During the second quarter the Company drilled successful 100% working interest discoveries in each of our two new operating districts of Fort St. John, BC and West Central Alberta. Both of these wells will be tied-in for production during August. These new areas of focus will see continuous drilling programs for balance of the year as a result of increased exploration inventory reported in the first quarter. The majority of this year's drilling will focus on natural gas targets close to processing infrastructure.

Successful exploitation in West Central Alberta contributed to production growth during the second quarter and is expected to provide additional volume increases and operating efficiencies during the balance of the year. On-stream efficiencies and reliability were also achieved as we completed battery enhancements and compression additions at the Company's Two Creek Alberta property, although some downtime was experienced early in the quarter with well workovers and high sales line pressures which have now been remedied.


Milo
ALBERTA
SASK
FORT ST. JOHN
BC
Two Creek
WEST
CENTRAL
BRITISH
COLUMBIA
Calgary
S.E. Sask.
Gas & Oil
Gas
Oil
Focus Area

EXPLORATION

During the second quarter the company drilled two multi-zone discovery wells within our newly established core areas of West Central Alberta and Northeastern British Columbia. In addition, during the second quarter the Company grew our land base in West Central Alberta by a further 45,000 acres and in northeastern British Columbia with the addition of the Campion assets. Both new discoveries confirm that our exploration concepts are commercial and can be repeated elsewhere on our land blocks with increasing probability of success.

WEST CENTRAL CORE AREA



Looking forward into the third and fourth quarters, the company expects to drill more than fifteen new wells targeting liquids rich natural gas in our new core areas. Virtually all these tests will replicate proven exploration concepts and will fall within existing underutilized gas gathering systems. This strategy allows Progress to drill less risky wells and move product volumes at will into the upcoming winter demand season.

FINANCIAL REVIEW

For the three months ended June 30, 2002 revenues decreased 17 percent to $7.9 million from $9.5 million for the same period in 2001. During the six months ended June 30, 2002, revenues decreased 29 percent to $14.0 million from $19.6 million for the same period in 2001. For the three months ended June 30, 2002 cash flow from operations decreased 13 percent to $4.1 million from $4.7 million for the same period in 2001. During the six months ended June 30, 2002, cash flows decreased 26 percent to $7.4 million from $10.1 million for the same period in 2001. These decreases resulted mainly from the decrease in commodity prices received during the period. During the three months ended June 30, 2002 oil and liquids prices decreased 17 percent to $29.11 per bbl (after the effects of hedging charges) from $35.20 per bbl compared to the same period in 2001, while natural gas prices decreased 40 percent to $3.38 per mcf from $5.64 per mcf. For the six months ended June 30, 2002 oil and liquids prices decreased 29 percent to $26.91 per bbl (after the effects of hedging charges) from $36.54 per bbl compared to the same period in 2001, while natural gas prices decreased 52 percent to $3.29 per mcf from $6.82 per mcf. The decreased commodity prices also impacted net earnings, for the three months ended June 30, 2002 net earnings decreased to $0.4 million from $2.5 million during the same period in 2001 and for the six months ended June 30, 2002 net earnings decreased to $0.5 million from $5.1 million during the same period in 2001.

Capital expenditures (before the acquisition of Campion) for the second quarter was $$4.8 million compared to $2.5 million during the second quarter of 2001 and for the six months ended June 30, 2002 capital expenditures were $9.8 million compared to $9.7 million in the same period in 2001. On June 3, 2002 Progress acquired Campion Resources Ltd. and recorded $40.8 million in property, plant and equipment related to the purchase. The Campion acquisition was funded with the issuance of 3,634,770 common shares and the assumption of approximately $17.0 in total net debt from Campion. The Company incurred also incurred cash transaction costs associated with the transaction of approximately $0.6 million that was also attributed to the purchase. Progress Energy's net debt at June 30, 2002 was $37.0 million (including the assumption of Campion debt) compared to $21.9 million in 2001.

For more detailed review of financial results, please refer to the Management's Discussion and Analysis attached to this report to shareholders.

CURRENT ENVIRONMENT

North American natural gas prices have come under downward pressure late in the quarter due to record high storage levels and reduced demand for natural gas. The primary Alberta pricing point of AECO where the majority of Progress gas is priced has slid dramatically since the middle of May. Ample water supply in the U.S. Pacific Northwest resulted in hydroelectric power displacing gas used for electric power generation by 1.2 Bcf per day in June 2002. Natural gas storage levels in Western Canada are now almost 85% full and annual maintenance on pipelines has curtailed gas shipments out of the basin.

On a year over year basis the active Western Canadian rig count is off by 18% and production continues to experience declines. It is anticipated that with some pressure on supply, Western Canadian natural gas prices will recover as we head into the winter heating season.

World crude oil prices continue to trade within the OPEC basket price range resulting in relatively stable WTI prices in 2002 to date. In late June, OPEC met and agreed to roll over current quotas until they meet again in the fall. By constraining production OPEC has been able to keep global crude oil stocks at normal levels however, as always OPEC's greatest challenge is maintaining compliance with these quotas. It is difficult to assess the current political risk premium priced into the WTI price from continuing Middle East tensions.

Progress continues to monitor the external environment and remains flexible to seize opportunities as they become available. The current weakness in natural gas prices could, in fact, result in acquisition opportunities that would strengthen our position in our core areas.

OUTLOOK

The efforts of our first six months have resulted in considerable accomplishments. We have been able to establish ourselves with key initial land positions and operations in our two new focus areas of Fort St. John, BC and West Central Alberta. This success is as a result of a clear and simple business plan and the effectiveness of our staff. We will continue to aggressively grow these areas with the objective of creating dominate operating districts rich in exploration and exploitation inventory.

The balance of 2002 will see Progress execute a significant drilling program associated with our new focus areas. The Fort St. John district will have five to seven wells drilled prior to the winter season while West Central Alberta drilling will reach approximately ten wells this year. Each of these new operations will test geological prospects generated over the first half of 2002. We will also be active with respect to exploitation activity, conducting at least twenty recompletions or stimulations during the same period.

Looking forward we will continue to expand our ownership in our operating districts via acquisition and aggressive exploration driven land capture.

Although the ever-changing commodity and economic landscape creates short term challenges for the industry, we remain convinced that a patient and opportunistic exploration driven strategy will succeed in the long term. Progress is now well positioned to execute on this value focused plan.

On behalf of the Board of Directors,

(Signed) "David D. Johnson"

David D. Johnson
President & Chief Executive Officer
July 31, 2002

Forward Looking Statements – Certain information regarding Progress Energy Ltd. set forth in this document, including management's assessment of Progress Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Progress Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Progress Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, of if any of them do so, what benefits that Progress Energy Ltd. will derive therefrom.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. ("Progress" or the "Company") should be read in conjunction with the unaudited consolidated interim financial statements for the six months ended June 30, 2002 and June 30, 2001 and the audited consolidated financial statements for the year ended December 31, 2001. The results presented include the results of Campion Resources Ltd. from June 3, 2002.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas has been converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. Boe's are very approximate comparative measure that, in some cases, could mislead particularly if used in isolation.

PRODUCTION

For the six months ended June 30, 2002, Progress increased production 16 percent to 3,307 boe per day compared to 2,843 boe per day for the same period in 2001. For the three months ended June 30, 2002 production increased 18 percent to 3,553 boe per day compared to 3,017 boe per day for the same period in 2001.

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Daily Production				
Oil and liquids *(bbls/d)*	1,670	1,728	1,690	1,811
Natural gas *(mcf/d)*	11,300	7,735	9,700	6,193
Total *(boe/d)*	3,553	3,017	3,307	2,843

Oil and liquids production for the three months ended June 30, 2002 decreased 3 percent to 1,670 bbls per day from 1,728 bbls per day for the same period in 2001. For the six months ended June 30, 2002 oil and liquids production decreased 7 percent to 1,690 barrels per day compared to 1,811 in the same period in 2001. This decrease is mainly due to a decrease in oil production at Two Creek as a result of downtime encountered related to infrastructure. These problems were rectified during the second quarter of 2002 as a result of facility enhancements initiated during the first quarter.

Natural gas production increased 46 percent to 11,300 mcf per day during the three months ended June 30, 2002 compared to 7,735 mcf per day for the same period in 2001. For the six months ended June 30, 2002 natural gas production increased 57 percent to 9,700 mcf per day compared to 6,193 mcf per day in the same period in 2001. This increase in natural gas production is due largely to an increase in natural gas production at Milo and Two Creek and the addition of new production in Pembina. Also the Campion acquisition added approximately 8,800 mcf per day of production effective June 3, 2002.

COMMODITY PRICING

For the three and six months ended June 30, 2002, Progress realized the following commodity prices compared to the same period in 2001.

Average Realized Progress Prices	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Oil and liquids (before hedging) *($/bbls)*	**33.97**	36.44	29.93	36.85
Hedging charge *($/bbls)*	**(4.86)**	(1.24)	(3.02)	(0.31)
Oil and liquids (after hedging) *($/bbls)*	**29.11**	35.20	26.91	36.54
Natural gas (before hedging) *($/mcf)*	**3.38**	5.64	3.28	6.85
Hedging charge *($/mcf)*	**-**	-	0.01	(0.03)
Natural gas (after hedging) *($/mcf)*	**3.38**	5.64	3.29	6.82

The commodity prices recorded above are net of the effects of commodity price hedging charges of $0.9 million for the six months ended June 30, 2002 and $0.7 million for three months ended June 30, 2002.

For detailed disclosure of Progress' hedging transactions refer to Note 6, Financial Instruments in the Consolidated Financial Statements

REVENUES

For the three months ended June 30, 2002, revenues decreased 17 percent to $7.9 million from $9.5 million for the same period in 2001. During the six months ended June 30, 2002, revenues decreased 29 percent to $14.0 million from $19.6 million for the same period in 2001. This decrease resulted mainly from the decrease in commodity prices received during the period. During the three months ended June 30, 2002 oil and liquids prices decreased 17 percent to $29.11 per bbl (after the effects of hedging charges) from $35.20 per bbl compared to the same period in 2001, while natural gas prices decreased 40 percent to $3.38 per mcf from $5.64 per mcf. For the six months ended June 30, 2002 oil and liquids prices decreased 26 percent to $26.91 per bbl (after the effects of hedging charges) from $36.54 per bbl compared to the same period in 2001, while natural gas prices decreased 52 percent to $3.29 per mcf from $6.82 per mcf.

ROYALTIES

For the three months ended June 30, 2002, royalties decreased 17 percent to $1.5 million from $1.8 million for the same period in 2001. For the three months ended June 30, 2002 royalties were reduced by a credit to crown royalties of $0.50 million related to prior periods for a royalty rate reduction at Two Creek. For the six months ended June 30, 2002, royalties decreased 39 percent to $2.0 million from $4.1 million for the same period in 2001. This decrease is due to lower commodity prices and a prior period crown reimbursement. The Company's average royalty rate for the three months ended June 30, 2002 was 17.4% (after removing the effects of hedging charges and prior period crown reimbursement) compared to 19.0% in 2001 and for the six months ended June 30, 2002 was 16.8% (after removing the effects of hedging charges and prior period crown reimbursement) compared to 20.8% in 2001.

OPERATING EXPENSES

Operating expenses increased 23 percent to $1.6 million during the three months ended June 30, 2002 compared to $1.3 million during the same period in 2001. For the six months ended June 30, 2002 operating expenses increased 15 percent to $2.8 million compared to $2.4 million during the same period in 2001.On a boe basis, year to date operating expenses decreased one percent to $4.62 per boe from

$4.67 per boe, while the second quarter operating costs increased to $4.85 per boe from $4.65 per boe for the same period in 2001. This increase is due to well workover costs in the Company's Saskatchewan properties and due to downtime at Two Creek due to infrastructure problems.

GENERAL AND ADMINISTRATIVE EXPENSES

During the second quarter of 2002, net general and administrative expenses increased to $0.7 million from $0.2 million in the first quarter of 2001. The increase resulted mainly from the increase in full-time and contract staff required as a result of the increased size of the Company's operations and restructuring costs incurred during the second quarter. For the six months ended June 30, 2002, net general and administrative expenses increased to $1.0 million from $0.3 million. A portion of this increase is attributed to the unusually high overhead recoveries received during the first quarter of 2001.

FINANCING CHARGES

Financing charges increased 17 percent during the second quarter of 2002 to $0.4 million from $0.3 million for the same period in 2001 as result of higher bank debt. Year to date financing charges decreased 18% to $0.5 million from $0.6 million during the same period in 2001 due to lower average debt during the first six months of 2002 and lower interest rates.

INCOME AND CAPITAL TAXES

During the second quarter of 2002, capital taxes increased to $0.2 million from $0.1 million during the same period in 2001 and for the six months ended June 30, 2002 increased to $0.3 million from $0.2 million in 2001. This increase in capital taxes is due to the increase in size of the Company.

Based on the Company's forecast for 2002, Progress does not anticipate that it will pay any current income taxes during the year.

The provision for future income taxes for the three months ended June 30, 2002 increased to $0.4 million from a recovery of $0.1 million in same period in 2001. For the six months ended June 30, 2002 the provision for future taxes was $0.6 million compared to $0.7 million in 2001. The Company did pay current tax in 2001and at June 30, 2001 had provided for approximately $2.0 million in current income taxes. The current tax position in 2001 was the result of very strong commodity prices during the first part of 2001. The effective tax rates (excluding capital taxes) for the three months ended June 30, 2002 was 41% and 45% for the six months ended June 30, 2002, this compares to 30% and 34% during the corresponding periods in 2001.

DEPLETION AND DEPRECIATION

For the six months ended June 30, 2002, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 49 percent to $6.3 million from $4.2 million for the same period in 2001. On a boe basis depletion and depreciation and site restoration and abandonment increased to $10.55 from $8.24 as a result of a reduced reserve base in 2001. For the three months ended June 30, 2002, depletion and depreciation of capital assets and the provision for site restoration and abandonment increased 48 percent to $3.4 million from $2.3 million for the same period in 2001. On a boe basis depletion and depreciation and site restoration and abandonment increased to $10.49 from $8.35 as a result of a reduced reserve base in 2001.

CAPITAL EXPENDITURES

During the six months ended June 30, 2002 the Company spent approximately $4.8 million in capital expenditures before the acquisition of Campion.

	Three Months Ended June 30		Six Months Ended June 30	
($ Thousands)	**2002**	2001	**2002**	2001
Land acquisitions and retention	**1,218**	305	**1,642**	562
Geological and geophysical	**287**	362	**762**	871
Drilling and completions	**2,018**	1,297	**4,369**	6,021
Equipping and facilities	**935**	362	**2,425**	2,150
Net property acquisitions (dispositions)	**65**	187	**139**	111
Other	**325**	3	**462**	8
Total capital expenditures (before Campion)	**4,848**	2,516	**9,835**	9,723

On June 3, 2002 Progress acquired Campion Resources Ltd. and recorded $40.8 million in property, plant and equipment related to the purchase. The Company also incurred cash transaction costs associated with the Campion acquisition of approximately $0.6 million that was also attributed to the purchase.

LIQUIDITY AND CAPITAL RESOURCES

The Campion acquisition was funded with the issuance of 3,634,770 common shares and the assumption of approximately $17.0 in total net debt from Campion. The total net debt acquired was comprised of long term debt of $13.2 million and working capital deficiency of $3.7 million. The Company also assumed natural gas contracts with a fair value liability at the effective date of $4.1 million. This liability will be amortized over the life of the contracts. The most significant of which expires in October 2008 (see Note 6 of Financial Statements).

At June 30, 2002 the Company had outstanding on its credit facility approximately $40.6 million, positive working capital of $3.7 million, totaling $37.0 million of total net debt. The Company has a credit facility of $50 million. The facility was increased from $35 million in conjunction with the Campion acquisition.

	June 30, 2002	**December 31, 2001**
Net debt ($ Thousands)		
Working capital surplus	**3,660**	562
Long-term debt	**40,640**	17,976
	36,980	17,414

The increase in working capital during the period is the result of the timing of capital spending and the fact that activity was undertaken with joint venture partners, where Progress acted as operator and held a low working interest. Invoiced amounts to partners are in accordance with normal industry billing practices and subject to normal industry payment terms. This receivable position should turnover during the third quarter.

The Company's investing activities which consisted primarily of expenditures on the capital program for 2002 has been funded primarily with cash flow and additional net debt. The issuance of equity during the period was from the exercise of options. In the current commodity price environment Progress will monitor cash flow and capital spending levels and ensure debt levels are maintained at appropriate levels.

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Capital Program Funding *($ Thousands)*				
Cash flow from operations	**4,064**	4,682	**7,413**	10,054
Working capital	**(10,154)**	(12,644)	**(6,804)**	(12,385)
Long-term debt	**11,627**	10,478	**9,384**	12,394
Equity (net of share redemptions and share issue costs)	**42**	-	**573**	(340)
	5,579	2,516	**10,566**	9,723

PROGRESS ENERGY LTD
CONSOLIDATED BALANCE SHEETS

($ Thousands)	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
ASSETS		
Current		
Accounts receivable	13,190	8,009
Other	1,363	691
	14,553	8,700
Property, plant and equipment	118,040	73,235
Goodwill *(Note 2)*	9,000	-
	141,593	81,935
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	10,893	8,138
Long-term debt *(Note 3)*	40,640	17,976
Commodity sales contracts *(Note 6)*	4,076	-
Site restoration and abandonment	2,041	1,682
Future income taxes	21,899	13,175
	79,549	40,975
SHAREHOLDERS' EQUITY		
Share capital *(Note 4)*	50,171	29,608
Retained earnings	11,873	11,356
	62,044	40,964
	141,593	81,935

See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
($ Thousands, except per share amounts)	**2002**	2001	**2002**	2001
REVENUES				
Petroleum and natural gas	**7,905**	9,508	**14,004**	19,621
Royalties	**(1,006)**	(1,806)	**(2,012)**	(4,088)
	6,899	7,702	**11,992**	15,533
EXPENSES				
Operating	**1,568**	1,278	**2,762**	2,402
General and administrative	**686**	223	**988**	267
Financing charges	**367**	314	**503**	614
Depletion and depreciation	**3,390**	2,292	**6,312**	4,239
	6,011	4,107	**10,565**	7,522
Earnings before taxes	**888**	3,595	**1,427**	8,011
TAXES				
Capital taxes	**163**	79	**275**	217
Current income taxes	**-**	1,126	**-**	1,979
Future income taxes	**368**	(60)	**635**	730
	531	1,145	**910**	2,926
NET EARNINGS	**357**	2,450	**517**	5,085
Retained earnings, beginning of period	**11,516**	9,042	**11,356**	6,644
Redemption of shares	**-**	-	**-**	(237)
Retained earnings, end of period	**11,873**	11,492	**11,873**	11,492
NET EARNINGS PER SHARE *(Note 4)*				
Basic	**0.02**	0.13	**0.02**	0.28
Diluted	**0.01**	0.13	**0.02**	0.27

See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

($ Thousands, except per share amounts)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Cash provided by (used in)				
Operations				
Net earnings	357	2,450	517	5,085
Depletion and depreciation	3,390	2,292	6,312	4,239
Amortization of commodity sales contract	(51)	-	(51)	-
Future income taxes	368	(60)	635	730
Cash flow from operations	4,064	4,682	7,413	10,054
Changes in non-cash working capital *(Note 5)*	(10,154)	(12,644)	(6,804)	(12,453)
	(6,090)	(7,962)	609	(2,399)
Financing				
Increase (decrease) in long-term debt	11,627	10,478	9,384	12,394
Issue of shares	197	-	738	-
Share issue costs	(155)	-	(165)	-
Redemption of shares	-	-	-	(340)
	11,669	10,478	9,957	12,054
Investing				
Corporate acquisition	(599)	-	(599)	-
Capital asset additions	(4,848)	(2,516)	(9,835)	(9,723)
Site restoration and abandonment	(132)	-	(132)	-
	(5,579)	(2,516)	(10,566)	(9,723)
Increase (decrease) in cash	-	-	-	(68)
Cash , beginning of period	-	-	-	68
Cash, end of period	-	-	-	-
Cash flow from operations per share *(Note 4)*				
Basic	0.17	0.25	0.32	0.55
Diluted	0.16	0.15	0.30	0.53

See accompanying notes to the consolidated financial statements

PROGRESS ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Progress Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2001. The disclosures provided below are incremental to those included with and annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

Progress Energy Ltd. operates in the oil and gas industry in British Columbia, Alberta, Saskatchewan and Manitoba. The consolidated financial statements include the accounts of the Company and its wholly subsidiaries and are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principals in Canada.

Goodwill

Goodwill is tested for impairment on an annual basis. A goodwill impairment loss would be recognized when the carrying amount of goodwill exceeds its fair value. Should the test result in an impairment, it will be charged to income in the period of the impairment.

2. CAMPION RESOURCES LTD. ACQUISITION

Effective June 3, 2002, the Company acquired all of the issued and outstanding common shares of Campion Resources Ltd. ("Campion"), a public company, involved in the exploration, development and production of natural gas in central Alberta and northeast British Columbia. The consideration offered was 0.40 of a Progress common share for each Campion common share resulting in 3,634,770 Progress shares being issued. The value of the transaction, based on a closing price of Progress of $5.48 on April 12, 2002, was $20.5 million (including $0.6 million in transaction costs) plus the assumption of Campion's debt. The transaction was accounted for using the purchase method. The purchase price resulted in an excess purchase price over the fair value of assets acquired of approximately $9.0 million which has been reflected as goodwill. The acquisition of Campion will provide Progress with an immediate undeveloped land and operating position in two core areas, central Alberta and northeast British Columbia where Progress intends on building area dominance that will facilitate efficient growth. The accounts include the results of Campion Resources Ltd. effective June 3, 2002.

The purchase price equation is as follows:

Cost of Acquisition:	
Shares issued	$19,919
Transaction costs	599
Total	20,518

Allocated:	
Accounts receivable and other	2,472
Property, plant and equipment	40,791
Goodwill	9,000
Accounts payable and accrued liabilities	(6,178)
Long-term debt	(13,280)
Commodity sales contracts (see Note 6)	(4,127)
Future income taxes	(8,160)
	$20,518

3. LONG TERM DEBT

($ Thousands)	June 30, 2002	December 31, 2001
Direct advances	7,154	514
Banker's acceptances	33,486	17,462
Total long-term debt	40,640	17,976

The Company has a revolving term credit facility available up to $50 million with a Canadian bank. The facility is available on a revolving basis for a period of 364 days until May 31, 2003. On May 31, 2003, at the Company's discretion, the facility is available on a non-revolving basis for a one year term until May 31, 2004, at which time the facility would be due and payable. Alternatively the facility may be extended for a further 364 day period at the request of the Company and subject to approval by the bank. The credit facility is secured by a $150 million fixed and floating charge debenture on the assets of the Company. The $50 million borrowing base is subject to a semi-annual and annual review by the bank.

4. SHARE CAPITAL

($ Thousand – except share amounts)	Number	Amount
Common Shares		
Balance at December 31, 2001	22,087,398	29,332
Issued on exercise of stock options	592,500	738
Shares issued on the acquisition of Campion Resources Ltd.	3,634,770	19,919
Share issue expense, net of tax effect of $72		(94)
Balance at June 30, 2002	26,314,668	48,895
Warrants		
Balance at December 31, 2001 and June 30, 2002	1,253,498	276
Total share capital		50,171

As at July 31, 2002 the issued and outstanding common shares in the Company were 26,314,668. The Company also has options outstanding of 2,386,250 and warrants outstanding of 1,253,498 as at July 31, 2002.

Earning and cash flow per share

The following table summarizes the common shares used in calculating net earnings and cash flow per common share.

Weighted Average Common Shares	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Basic	**23,728,124**	18,401,837	**23,092,231**	18,418,375
Diluted	**25,289,785**	19,055,786	**24,607,544**	18,953,447

The reconciling items between the basic and diluted average common shares are outstanding stock options and warrants.

Stock options

The following table sets forth a reconciliation of the stock option plan activity through to June 30, 2002.

($ except share amounts)	Number of options	Weighted average exercise price
Balance, December 31, 2001	2,066,500	2.12
Granted	918,500	5.39
Cancelled	(6,250)	4.61
Exercised	(592,500)	1.25
Balance, June 30, 2002	2,386,250	3.58

The Company accounts for its stock based compensation plan using the intrinsic-value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the Company's net earnings and net earnings per share for the six months ended June 30, 2002 would approximate the following pro forma amounts:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Compensation Costs *($ Thousands)*	74	82
Net Earnings:		
As reported	357	517
Pro forma	283	435
Net Earnings per Share:		
Basic		
As reported	$0.02	$0.02
Pro forma	$0.01	$0.02
Diluted		
As reported	$0.01	$0.02
Pro forma	$0.01	$0.02

The fair value of each option granted is estimated in the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Risk free interest rate (%)	4.90	4.89
Expected life (years)	4.00	4.00
Expected volatility (%)	28.41	27.61

5. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

	Three Months Ended June 30		Six Months Ended June 30	
($ Thousands)	2002	2001	2002	2001
Accounts receivable	300	(789)	(3,831)	(5,984)
Deposits and prepaids	(119)	197	(179)	63
Accounts payables	(10,335)	(12,122)	(2,794)	(5,609)
Income and other taxes payable	-	70	-	(923)
	(10,154)	(12,644)	(6,804)	(12,453)

Cash interest and taxes paid

	Three Months Ended June 30		Six Months Ended June 30	
($ Thousands)	2002	2001	2002	2001
Cash interest paid	381	363	687	603
Cash income and other taxes paid	413	1,135	553	3,119

6. FINANCIAL INSTRUMENTS

Commodity Price Contracts

The Company has entered into several short-term arrangements for both oil and natural gas. For the six months ended June 30, 2002, the Company realized a net loss of $0.9 million on its oil and natural gas price risk management.

Contracts outstanding in respect to financial instruments are as follows:

Contract	Volume	Pricing Point	Strike Price	Term
Crude Oil				
Costless Collar*	500 bbls/d	WTI	US$18.00 - US$22.02	Apr 1/02 - Sep 30/02
Costless Collar*	300 bbls/d	WTI	US$23.00 - US$30.20	Oct 1/02 – Dec 31/02
Swap	500 bbls/d	WTI	US$20.00	Apr 1/02 - Sep 30/02
Natural Gas				
Costless Collar*	4,000 GJs/d	AECO	CA$3.25 - CA$4.50	Apr 01/02 - Oct 31/02

* *Costless collar strike price indicates minimum floor and maximum ceiling*

At June 30, 2002 the estimated fair values on the above financial instruments were as follows:

$ thousands	**Receivable (Payable)**
Crude oil swaps and options	(992)
Natural gas options	95

The above estimated fair values as at June 30, 2002 represent the amounts the Company would receive or pay to terminate the contracts at June 30, 2002. These instruments have no carrying values recorded in the financial statements.

In addition to the contracts described above, the following physical gas sales contracts were outstanding at June 30, 2002. These contracts were acquired in conjunction with the Campion acquisition at which time the fair value of the contracts was a liability of $4.1 million. This value was recorded as a liability on June 3, 2002, the effective date of the acquisition, and are being amortized over the life of the contracts. The estimated fair value of these contracts at June 30, 2002 was approximately $4.2 million and is based on the fair value of these instruments as at June 30, 2002.

Volume	Pricing Point	Progress Price	Term
1,000 GJs/d	Stn #2	$4.75/GJ	May 2002 – July 2002
1,000 GJs/d	AECO	$3.45/GJ	May 2002 – October 2002
1,000 GJs/d	AECO	$1.775/GJ in 1998 escalating at 2.5% annually	June 1997 – October 2008

SELECTED QUARTERLY INFORMATION

FINANCIAL HIGHLIGHTS

($ Thousands except per share amounts)

	Three months ended 2001				2002	
	March 31	June 30	Sept. 30	Dec 31	March 31	June 30
Income Statement						
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	6,099	**7,905**
Cash Flow from Operations	5,372	4,682	3,954	3,908	3,349	**4,064**
Per Share - Basic	0.30	0.25	0.22	0.20	0.15	**0.17**
Per Share - Fully Diluted	0.28	0.25	0.22	0.19	0.14	**0.16**
Net Earnings	2,635	2,450	1,061	(491)	160	**357**
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.01	**0.02**
Per Share - Fully Diluted	0.14	0.13	0.06	(0.02)	0.01	**0.01**
Balance Sheet						
Capital Spending						
Land Acquisitions and Retention	257	305	311	135	424	**1,218**
Geological and Geophysical	509	362	178	274	475	**287**
Drilling and Completions	4,724	1,297	3,705	2,176	2,371	**2,018**
Equipping and Facilities	1,788	362	1,360	706	1,506	**935**
Net Property Acquisitions (Dispositions)	(76)	187	1,315	5,519	74	**65**
Corporate Assets	5	3	-	17	137	**325**
	7,207	2,516	6,869	8,827	4,987	**4,848**
Net Debt						
Bank Debt	18,325	28,803	25,986	17,976	15,733	**40,640**
Working Capital Deficiency (Surplus)	5,776	(6,895)	115	(562)	2,789	**(3,660)**
	24,101	21,908	26,101	17,414	18,522	**36,980**
Shareholders' Equity	26,095	28,545	28,355	40,964	41,660	**62,044**

Common Share Information *(Thousands except where otherwise stated)*

Shares Outstanding at End of Period						
Common	14,909	14,909	17,494	22,087	22,585	**26,315**
Class B Shares	1,170	1,170	-	-	-	**-**
Weighted Average Shares Outstanding for the Period						
Basic	18,063	18,402	17,734	19,170	22,505	**23,728**
Diluted	19,268	19,056	18,368	20,180	23,974	**25,290**
Volume Traded During Quarter	461	504	589	3,354	6,092	**2,680**
Common Share Price ($)						
High	3.75	4.25	3.35	4.05	6.15	**6.50**
Low	2.45	3.30	2.49	2.30	3.86	**5.00**
Closing	3.75	3.35	2.49	3.95	5.90	**5.25**

SELECTED QUARTERLY INFORMATION

OPERATIONAL HIGHLIGHTS

	Three months ended 2001				2002	
	March 31	June 30	Sept. 30	Dec 31	March 31	**June 30**
Production						
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	8,083	**11,300**
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	1,710	**1,670**
Total *(boe/d) (6:1)*	2,667	3,017	3,156	3,233	3,057	**3,553**
Total *(boe/d) (10:1)*	2,358	2,502	2,626	2,717	2,518	**2,800**
Pricing						
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	3.15	**3.38**
Crude Oil and Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	24.73	**29.11**
Selected Highlights ($BOE)						
Weighted Average Sales Price	42.13	34.63	25.68	20.59	22.17	**24.45**
Royalties, net of ARTC	9.50	6.58	3.93	3.20	3.66	**3.11**
Production Expenses	4.68	4.65	4.53	4.60	4.34	**4.85**
Netbacks	27.94	23.40	17.22	12.79	14.17	**16.49**
General and Administrative	0.18	0.82	1.04	1.60	1.10	**2.12**
Depletion and Depreciation	8.11	8.35	8.82	10.67	10.62	**10.49**
Net Earnings	10.98	8.92	3.65	(1.65)	0.58	**1.10**
Gross Drilling Results						
Natural Gas	6	-	-	-	2	**2**
Crude Oil	2	-	8	3	-	**-**
Dry	3	-	1	-	-	**1**
	11	-	9	3	2	**3**
Success Rate (%)	73	-	89	100	100	**67**
Net Drilling Results						
Natural Gas	1.4	-	-	-	0.4	**2**
Crude Oil	1.1	-	5.4	2.8	-	**-**
Dry	0.8	-	1.0	-	-	**1**
	3.3	-	6.4	2.8	0.4	**3**
Success Rate (%)	76	-	84	100	100	**67**

CORPORATE INFORMATION

DIRECTORS

John M. Stewart [1]
Chairman
Progress Energy Ltd.
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

David D. Johnson
President & Chief Executive Officer
Progress Energy Ltd.
Calgary, Alberta

John A. Brussa [1]
Partner
Burnet, Duckworth and Palmer LLP
Calgary, Alberta

Frederic C. Coles
Independent Businessman
Calgary, Alberta

Gary E. Perron [1][2]
Vice President and
Managing Director
BMO Nesbitt Burns
Calgary, Alberta

Terrance D. Svarich [2]
President
Devsun Limited
Calgary, Alberta

[1] Member of Audit Committee
[2] Member of Compensation Committee

Environment, Health and Safety, Reserves, Corporate Governance and Nomination Matters are addressed by the entire Board of Directors

OFFICERS

David D. Johnson
President and
Chief Executive Officer

Steven A. Allaire
Vice President Finance and
Chief Financial Officer and
Corporate Secretary

Michael R. Culbert
Vice President Marketing and
Business Development

Edward J. Kalthoff
Vice President Land

William J. Lewington
Controller

Neil H. Samis
Vice President Production

Daniel C. Topolinsky
Vice President Exploration

CORPORATE OFFICE

1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Telephone: (403) 216-2510
Facsimile: (403) 216-2514
Website:
www.progressenergy.com

BANKER

Bank of Montreal
Corporate Banking
Canada Trust Tower
1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 2P2

SOLICITOR

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

AUDITOR

KPMG LLP
1200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

CONSULTING ENGINEERS

Gilbert Laustsen Jung
Associates Ltd.
4100, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2